SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2013
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: June 27, 2013

List of materials

Documents attached hereto:

i) Press Release announcing Disposition of Treasury Shares through Third-Party Allotment for the Grant of Share Retirement Benefit to Retired Corporate Executive Officers of Sony Corporation.

Disposition of Treasury Shares through Third-Party Allotment for the Grant of Share Retirement Benefit to Retired Corporate Executive Officers of Sony Corporation

Sony Corporation (the “Company”) has decided to dispose of treasury shares through a third-party allotment (the “Disposition”) for the purpose of granting share retirement benefits to Corporate Executive Officers of the Company who have retired from office, pursuant to the decision by the Representative Corporate Executive Officer, President and Chief Executive Officer of the Company.

1.	Outline of the Disposition

(1) Date of the Disposition	July 12, 2013
(2) Number of Shares to be Disposed	59,500 shares
(3) Disposition Price per Share	2,001 yen
(4) Amount of Funds to Be Raised	119,059,500 yen
(5) Method of Disposition	Disposition through Third-Party Allotment
(6) Parties to Which Shares Will Be Allotted	Dr. Ryoji Chubachi, Mr. Keiji Kimura
(7) Others	Not Applicable

2.	Purpose of and Reason for Disposition

In 2005, the Company introduced the Phantom Stock Plan as a compensation plan for the Corporate Executive Officers of the Company.  Under such plan, points fixed every year by the Compensation Committee are granted to each Corporate Executive Officer every year during his/her tenure, and at the time of resignation, the remuneration amount is calculated by multiplying the price of the share of common stock of the Company by the number of accumulated points.  The resigning Corporate Executive Officers shall purchase the Company’s common stock with this remuneration.

The Disposition is being conducted for the purpose of granting share retirement benefits as compensation to certain Corporate Executive Officers of the Company, in connection with (i) the retirement of Dr. Ryoji Chubachi as Representative Corporate Executive Officer of the Company as of March 31, 2013 (Dr. Chubachi also retired as Director of the Company at the close of the Company’s ordinary general shareholders’ meeting for the fiscal year ended March 31, 2013, held on June 20, 2013) and (ii) the retirement of Mr. Keiji Kimura as Corporate Executive Officer of the Company at the close of the general shareholders’ meeting for the fiscal year ended March 31, 2013, held on June 20, 2013.

3.	Amount, Use and Scheduled Timing of Expenditure of Funds to be Raised

(1)	Amount of Funds to Be Raised
(i) Aggregate amount to be paid	119,059,500 yen
(ii) Estimated costs of disposition	5,000,000 yen
(iii) Estimated net proceeds	114,059,500 yen

(2)	Use of Funds to be Raised
As described in 2. above, the Disposition is being conducted for the purpose of granting share retirement benefits as compensation to the Corporate Executive Officers of the Company, and the purpose of the Disposition is not for funding.  For the avoidance of doubt, among the net proceeds of the retirement benefit to be provided to the persons to whom the shares are disposed, pursuant to Article 6 of the Internal Regulations for the Compensation Committee of the Company (the “Share Retirement Benefit”), the amount of 119,059,500 yen, which is equal to the aggregate amount to be paid for the disposed shares in respect of the Disposition, is to be set-off against the payment for the disposed shares.  Accordingly, in respect of the aggregate amount of 119,059,500 yen to be paid for the Disposition, no funds will be raised externally.

4.	Rationale for the Use of Funds
Not Applicable.

5.	Rationale for Conditions of Disposition
(1)	Basis of Calculation of the Amount to be Paid and Details Thereof

The amount to be paid per share was determined to be 2,001 yen, the closing price (the “Closing Price”) for the regular trading of the shares of common stock of the Company on the Tokyo Stock Exchange as of June 26, 2013 (the “Immediately Preceding Business Day”), which is the day immediately preceding the date of the decision of the Representative Corporate Executive Officer regarding the Disposition (June 27, 2013).

The reason the Closing Price of the Immediately Preceding Business Day has been adopted as the amount to be paid is as follows: the value of the shares of the Company is considered to be appropriately reflected in the Closing Price for the Immediately Preceding Business Day, which is the market price at the time closest to the calculation.  Such amount to be paid is also determined in compliance with the “Guidance Concerning Handling of Capital Increase, Etc. Through a Third-Party Allotment” established by the Japan Securities Dealers Association.  In addition, the amount to be paid per share for the Disposition, 2,001 yen, represents, respectively, a 0.9% premium against 1,982 yen, the average of the Closing Prices for the one (1) month period prior to and including the Immediately Preceding Business Day; a 8.3% premium against 1,835 yen, the average of the Closing Prices for the three (3) month period prior to and including the Immediately Preceding Business Day; and a 20.4% premium against 1,592 yen, the average of the Closing Prices for the six (6) month period prior to and including the Immediately Preceding Business Day.

The Company has determined that such amount to be paid per share is reasonable and does not fall within a specially favorable price.

(2)	Reason for Judgment that Number of Shares to be Issued and Level of Dilution of Shares are Reasonable

The total number of treasury shares to be disposed of through the Disposition is 59,500 shares (number of voting rights: 595), and the ratio to the total number of issued and outstanding shares of the Company as of May 31, 2013 (1,011,977,604 shares; total number of voting rights as of March 31, 2013: 10,084,504) is 0.0059% (ratio in voting rights: 0.0059%).

The Disposition is for the purpose of a retirement benefit provision to the Corporate Executive Officers of the Company, not by a cash provision but by a benefit in kind of a number of shares of common stock of the Company corresponding to the amount of the relevant retirement benefit.  The Company considers that the scale of the dilution is within a reasonable extent and there is minimal impact on the trading market, taking into consideration the fact that (i) the method for calculation of the amount of such retirement benefit and the number of shares to be alloted has been decided by the Compensation Committee of the Company; (ii) as described in (1) above, the calculation of the issue price is also based on the price judged to appropriately reflect the value of the shares of the Company; and (iii) the dilution ratio of the Disposition to the current total number of issued and outstanding shares is 0.0059%.

6.	Reason for Selecting the Persons to Whom the Shares are Disposed and Other Related Matters

(1)	Outline of Persons to Whom the Shares are Disposed
(1) Name	Ryoji Chubachi
(2) Location	Minato-ku, Tokyo
(3) Number of Shares to Be Allotted	38,600 shares

(4) Relationship between Listed Company and Ryoji Chubachi
As of today, Dr. Chubachi holds 35,500 shares of common stock of the Company.  Further, while Dr. Chubachi was Corporate Executive Officer and Director of the Company, he retired as Corporate Executive Officer as of March 31, 2013, and as Director as of June 20, 2013.  Other than the above mentioned matters, there is no capital relationship, personal relationship or business relationship between the Company and Dr. Chubachi (including his relatives, companies etc. of which a majority stake is owned by Dr. Chubachi and/or his relatives, and the subsidiaries of the companies etc. of which a majority stake is owned by Dr. Chubachi and/or his relatives, which shall be described herein.  In addition, the affiliates and affiliate companies of the Company do not have any special capital relationship, personal relationship or business relationship with Dr. Chubachi, or with the affiliates and affiliate companies of Dr. Chubachi.

(1) Name	Keiji Kimura
(2) Location	Setagaya-ku, Tokyo
(3) Number of Shares to Be Allotted to	20,900 shares
(4) Relationship between Listed Company and Keiji Kimura
As of today, Mr. Kimura holds 4,700 shares of common stock of the Company.  Further, while Mr. Kimura was Corporate Executive Officer of the Company, he retired as Corporate Executive Officer as of June 20, 2013.  Other than the above mentioned matters, there is no capital relationship, personal relationship or business relationship between the Company and Mr. Kimura (including his relatives, companies etc. of which a majority stake is owned by Mr. Kimura and/or his relatives, and the subsidiaries of the companies etc. of which a majority stake is owned by Mr. Kimura and/or his relatives, which shall be described herein.  In addition, the affiliates and affiliate companies of the Company do not have any special capital relationship, personal relationship or business relationship with Mr. Kimura, or with the affiliates and affiliate companies of Mr. Kimura.

Dr. Ryoji Chubachi joined the Company in April 1977.  He was Corporate Vice President of the Company from June 1999, Director and Representative Corporate Executive Officer and President of the Company from June 2005 to March 2009, and was Director and Representative Corporate Executive Officer and Vice Chairman from April 2009 to March 2013, and retired as Director of the Company at the close of the Company’s ordinary general shareholders’ meeting held on June 20, 2013.

Mr. Keiji Kimura joined the Company in April 1977.  He was Corporate Vice President of the Company from June 2000, Corporate Senior Vice President of the Company from June 2002, Corporate Executive Officer and Senior Executive Vice President from June 2004, and was Corporate Executive Officer and Executive Vice President of the Company from June 2005, and retired as Corporate Executive Officer of the Company at the close of the Company’s ordinary general shareholders’ meeting held on June 20, 2013.  In light of the above positions and careers of the persons to whom the shares are disposed, and by the written confirmation, filed with the Tokyo Stock Exchange, Inc. by the Company, indicating that such persons do not have any relationship with antisocial forces, the Company judges that the persons to whom the shares are disposed are not members of antisocial forces, and that they do not have any relationship with antisocial forces.

(2)	Reason for Selecting Persons to Whom the Shares are Disposed
With respect to the reason for selecting the persons to whom the shares are disposed, please see 2. above.

(3)	Policy on Holding Shares of Company by Persons to Whom the Shares are Disposed
The Company has confirmed that the persons to whom the shares are disposed intend to hold the disposed shares of the Company for the medium- and long-term.

The Company will obtain written confirmation by which it is agreed that, if the persons to whom the shares are disposed transfer all or a part of such shares within two (2) years after the payment date, (i) such persons will report to the Company, in writing, the details of the transfer, (ii) the Company will report the substance of such report to the Tokyo Stock Exchange, Inc., and (iii) such persons will consent to the substance of such report being made available for public inspection.

(4)	Details of Confirmation of Payment Capacity of Persons to Whom the Shares are Disposed in Respect of Payment for Disposition
Among the amount of net proceeds of the Share Retirement Benefit to be provided to the persons to whom the shares are disposed, pursuant to Article 6 of the Internal Regulations for the Compensation Committee of the Company, the amount of 119,059,500 yen, which is equal to the aggregate amount to be paid for the disposed shares in respect of the Disposition, is to be set-off against the payment for the Disposition.  Accordingly, the Company considers that there would be no problems with respect to the funds required for the payment in respect of Disposition.

7.	Major Shareholders and Their Shareholding Ratio of the Company

Before Disposition (As of March 31, 2013）	After Disposition
Moxley and Co. LLC (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.) (Note 2) 5.64%	Same as at left
Japan Trustee Services Bank, Ltd. (Trust Account) (Note 3) 5.17%	Same as at left
The Master Trust Bank of Japan, Ltd. (Trust Account) (Note 3) 4.69%	Same as at left
Goldman, Sachs & Co. Reg (Note 4) (Standing proxy: Goldman Sachs Japan Co., Ltd.)2.30%	Same as at left
SSBT OD05 Omnibus Account - Treaty Clients (Note 4) (Standing proxy: The Hongkong and Shanghai Banking Corporation Limited) 2.25%	Same as at left
Japan Trustee Services Bank, Ltd. (Trust Account 9) (Note 3) 1.30%	Same as at left
Japan Trustee Services Bank, Ltd. (Trust Account 1) (Note 3) 1.15%	Same as at left
Japan Trustee Services Bank, Ltd. (Trust Account 6) (Note 3) 1.10%	Same as at left
Japan Trustee Services Bank, Ltd. (Trust Account 3) (Note 3) 1.03%	Same as at left
MSCO Customer Securities (Note 4) (Standing proxy: Morgan Stanley MUFG Securities Co., Ltd.) 1.01%	Same as at left
(Notes)	1	The table above is based on the register of shareholders of the Company as of March 31, 2013.
	2	Moxley and Co. LLC is the nominee of JPMorgan Chase Bank, N.A., which is the Depositary for holders of the Company’s American Depositary Receipts.
	3	The shares held by each shareholder are held in trust for investors, including shares in securities investment trusts.
	4	Each shareholder provides depositary services for shares owned by institutional investors, mainly in Europe and North America. They are also the nominees for these investors.

8.	Future Prospects
The Disposition will not affect the Company’s consolidated operating result for the fiscal year ending March 31, 2014.

9.	Matters concerning Procedures under the Code of Corporate Conduct
The Company is not required to obtain the opinion of an independent third party or to confirm the consent of its shareholders concerning the Disposition, as provided in Rule 432 of the Securities Listing Regulations by the Tokyo Stock Exchange, Inc. since (i) the dilution ratio under the Disposition is less than 25% and (ii) the Disposition does not involve any change in the controlling shareholders.

10.	Business Results for and Equity Finance Executed in the Last Three Years

(1)	Consolidated Business Results for the Last Three Years
	Year ended/As of March 31
	2011	2012	2013
Sales and Operating Revenue (million yen)	7,181,273	6,493,212	6,800,851
Operating Income (Loss) (million yen)	199,821	(67,275)	230,100
Income (Loss) Before Income Taxes (million yen)	205,013	(83,186)	245,681
Net Income (Loss) Attributable to Sony Corporation’s Stockholders (million yen)	(259,585)	(456,660)	43,034
Net Income (Loss) Attributable to Sony Corporation’s Stockholders per Share of Common Stock (Basic) (yen)	(258.66)	(455.03)	42.80
Net Income (Loss) Attributable to Sony Corporation’s Stockholders per Share of Common Stock (Diluted) (yen)	(258.66)	(455.03)	40.19
Cash Dividend per Share of Common Stock (yen)	25.00	25.00	25.00
Net Assets per Share of Common Stock (yen)	2,538.89	2,021.66	2,174.07
(Note)	1
The consolidated financial statements of the Company and the consolidated subsidiaries of the Company have been prepared and presented in accordance with the accounting principles generally accepted in the United States of America (the “U.S. GAAP”).

2
Effective April 1, 2012, the Company and its Japanese subsidiaries changed the depreciation method for property, plant and equipment, except for certain semiconductor manufacturing facilities and buildings whose depreciation is computed on the straight-line method, from the declining-balance method to the straight-line method.  The net effect of the changes caused a decrease in depreciation expense of 8,985 million yen for the fiscal year ended March 31, 2013, which is primarily included in cost of sales in the consolidated statements of income.  Net income attributable to Sony Corporation’s stockholders, basic net income per share attributable to Sony Corporation’s stockholders and diluted net income per share attributable to Sony Corporation’s stockholders increased by 8,034 million yen, 7.99 yen and 7.50 yen, respectively, for the fiscal year ended March 31, 2013.

3	The amount of consumption tax etc. is not included in the amount of sales and operating revenue.
4	The amount of the net assets per share is calculated based on Sony Corporation’s stockholder’s equity. The amount of net assets is calculated based on amount of total equity under the U.S. GAAP.

(2)	Total Number of Issued and Outstanding Shares and Dilutive Shares (As of March 31, 2013)

	Number of Shares	Ratio to Total Number of Issued and Outstanding Shares
Total Number of Issued and Outstanding Shares	1,011,950,206	100%
Number of Dilutive Shares at Current Conversion Price (Exercise Price)	175,821,611	17.4	％
Number of Dilutive Shares at Minimum Conversion Price (Exercise Price)	191,495,593	18.9	％
Number of Dilutive Shares at Maximum Conversion Price (Exercise Price)	175,821,611	17.4	％

(3)	Recent Stock Prices
(i)	Stock Prices for the Last Three Years	(in yen)
	Year ended/As of March 31
	2011	2012	2013
Opening	3,615	2,672	1,725
High	3,620	2,727	1,750
Low	2,100	1,253	772
Closing	2,664	1,704	1,642
(Note)	All of the stock prices above are the stock prices for the shares of common stock of the Company on the Tokyo Stock Exchange, Inc.

(ii)	Stock Prices for the Last Six Months	(in yen)
	December, 2012	January, 2013	February, 2013	March, 2013	April, 2013	May, 2013
Opening	801	988	1,375	1,345	1,630	1,600
High	975	1,419	1,551	1,735	1,710	2,413
Law	785	918	1,265	1,333	1,497	1,565
Closing	958	1,362	1,338	1,642	1,613	2,049

(Note)	All of the stock prices above are the stock prices for the shares of common stock of the Company on the Tokyo Stock Exchange, Inc.

(iii)	Stock Price on Business Day Immediately Preceding Date of the Decision of Disposition

(in yen)
As of June 26, 2013
Opening	2,000
High	2,040
Low	1,993
Closing	2,001
(Note)	All of the stock prices above are the stock prices for the shares of common stock of the Company on the Tokyo Stock Exchange, Inc.

(4)	Equity Finance in the Last Three Years
Issuance of Zero Coupon Convertible Bonds due 2017 (Bonds with Stock Acquisition Rights)
Payment Date	November 30, 2012
Amount of Funds to Be Raised	150 billion yen
Initial Conversion Price	957 yen
Total Number of Issued and Outstanding Shares at Time of the Offering	1,004,638,164 shares
Number of Shares to Be Issued in the Offering	0 shares
Total Number of Issued and Outstanding Shares after the Offering	1,004,638,164 shares
Number of Dilutive Shares by the Offering *
  Number of Dilutive Shares at Initial Conversion Price (957 yen)：156,739,811 shares
  Number of Dilutive Shares at Maximum Conversion Price (957 yen)：156,739,811 shares
  Number of Dilutive Shares at Minimum Conversion Price (870 yen)：172,413,793 shares

Status of Conversion	Number of Converted Shares: 20,898 shares (Balance: 149.98 billion yen, Conversion Price: 957 yen)

Initial Use of Funds at Time of Issuance
1. Capital investment in Sony Semiconductor Corporation’s Nagasaki Technology Center to increase production capacity for CMOS image sensors (Announced on June 22, 2012; Aggregate expected amount of capital investment is approximately 80 billion yen; All of the investment is expected to be completed in the first half of the fiscal year ending March 31, 2014)：Approximately 60 billion yen

2. In connection with business alliance and capital alliance with Olympus Corporation, acquisition of the ordinary shares of Olympus Corporation (Announced on September 28, 2012; Approximately 19 billion yen was already paid as of January 23, 2012 by short-term borrowings; Approximately 31 billion yen was paid by February 28, 2013)：Approximately 50 billion yen

3. Acquisition of U.S.-based Gaikai Inc. by Sony Computer Entertainment Inc. (Announced on July 2, 2012; Aggregate amount paid for acquisition is approximately 380 million U.S. dollar; Total amount has been paid by short-term borrowings)：Approximately 10 billion yen

4. Redemption of nineteenth series of unsecured bonds (Aggregate principal amount: 35 billion yen; Maturity date: March 19, 2013)：Approximately 30 billion yen

Scheduled Timing of Expenditure at Time of Issuance	As mentioned above.
Status of Recoupment At Present	All have been recouped except for a part of those mentioned in 1 above. At present, there have been no changes to the initial use of funds at time of issuance.
(Note)
In the case where (1) a Corporate Event (as defined in the terms and conditions of the bonds with stock acquisition rights) has occurred, (2) the Company is entitled for an early redemption upon occurrence of delisting of the Shares, or (3) the Company is entitled for an early redemption upon occurrence of a Squeezeout Event, the conversion price shall be reduced to the price calculated in accordance with the specified manner set forth in the terms and conditions of the bonds with stock acquisition rights, and the minimum conversion price will be 870 yen.